Exhibit 99.1

Press release

WiLAN Wins at U.S. Federal Court of Appeals

Court sides with WiLAN on proper interpretation of contract with Ericsson

OTTAWA, Canada – August 1, 2014 – Top licensing company Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), today announced that the U.S. Court of Appeals for the Federal Circuit has ruled entirely in WiLAN’s favour concerning the proper interpretation of a contract entered into by WiLAN and Ericsson, Inc. and Telefonaktiebolaget LM Ericsson (collectively, “Ericsson”), to resolve a conflict concerning WiLAN’s litigation counsel.

Conflicting court decisions had been rendered by District Courts in Texas and Florida concerning the proper interpretation of the contract with Ericsson, the Texas decision being consistent with WiLAN’s position that the rights granted to Ericsson were very narrow.

“We are very pleased with this ruling,” said Jim Skippen, President & CEO. “We hope this decision brings Ericsson closer to a negotiated resolution of our patent disputes.”

Matthew Powers of Tensegrity Law Group, LLP argued for WiLAN. On the brief were David B. Weaver, Stephen M. Hash, Avelyn M. Ross and Ajeet P. Pai of Vinson & Elkins, LLP.

WiLAN is entitled to its costs in the appeal.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 285 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “we hope”, “is entitled to its costs” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

www.wilan.com	© copyright Wi-LAN 2014

Press release

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2014